U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                 FORM 10-SB/A


                               AMENDMENT NO. 1
                                      TO
                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS

      UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         WELLSPRING INVESTMENTS, INC.
                (Name of small business issuer in its charter)



           DELAWARE                                33-0835337
    (State or other jurisdiction of             (I.R.S. Employer
     incorporation or organization)          Identification Number)


 610 NEWPORT CENTER DRIVE, SUITE 800
     NEWPORT BEACH, CALIFORNIA                          92660
 (Address of principal executive offices)             (Zip code)


                                (949) 719-1977
             (Registrant's telephone number, including area code)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                    (None)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                       Common Stock, par value $0.0001
                                Title of Class

                              TABLE OF CONTENTS


                                    PART I

Item 1             Description of Business.

Item 2             Management's Discussion and Analysis or Plan of Operation.

Item 3             Description of Property.

Item 4             Security Ownership of Certain Beneficial Owners and
                   Management.

Item 5             Directors, Executive Officers, Promoters and Control
                   Persons.

Item 6             Executive Compensation.

Item 7             Certain Relationships and Related Transactions.

Item 8             Description of Securities.

                                   PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2             Legal Proceedings.

Item 3             Changes In and Disagreements With Accountants.

Item 4             Recent Sales of Unregistered Securities.

Item 5             Indemnification of Directors and Officers.

                                   PART F/S

                   Financial Statements.

                                   PART III

Item 1             Index to Exhibits.

Item 2             Description of Exhibits.

                                    PART I

ITEM 1 - DESCRIPTION OF BUSINESS

The Company was organized under the Laws of the State of Delaware, on October 24, 1994, and is a "blank check" or "public shell" company whose primary purpose is to engage in a merger with, or acquisition of one or a small number of private firms. Such firms are expected to be private corporations, partnerships or sole proprietorships. Since inception, the primary activity of the Company has been directed towards organizational efforts and obtaining initial financing. The Company has not engaged in preliminary efforts to identify possible merger or acquisition candidates and has no market studies available to it. The Company has no business opportunities under contemplation for acquisitions.

BUSINESS OBJECTIVES

The Company plans to seek one or more potential businesses that Management believes warrant the Company's involvement. As a result of its limited resources, the number of potential businesses available will be extremely limited. The Company will not restrict its search to any particular industry. Nevertheless, Management does not intend to become involved with a company that is an "investment company" under the Investment Company Act of 1940; with a company that is a broker or dealer of investment securities or commodities; or with any company in which the officers, directors or shareholders of the target company are officers or directors of the Company.
 These business objectives are extremely general and are not intended to be restrictive upon the discretion of Management. Except for the general limitations contained above, management has not developed and does not intend to develop specific criteria to be followed in the search for and selection of a business acquisition. Investors will therefore have extremely limited information as to Management's specific intentions and investors will be unable to determine even the industries which Management might consider.

The target company may be (i) in its preliminary or developmental stage,
(ii) a "financially troubled" business or (iii) a going concern. It is impossible to determine the capital requirements of the target business or whether such business may require additional capital. Some target companies may seek to establish a public trading market for their securities.

The analysis of potential business endeavors will be undertaken by or under the supervision of Management. Management is comprised of individuals of varying business experience, and Management will rely on its own collective business judgment in evaluating businesses that the Company may acquire or participate. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons." Locating and investigating specific business proposals may take an extended period of time. If a business is located, the negotiation, drafting, and execution of relevant agreements, disclosure documents and other instruments will require substantial time, effort, and expense. The time periods of these subsequent steps cannot be determined. If a specific business endeavor cannot be located the costs incurred in the investigation are not likely to be recovered. The failure to consummate an attempted transaction would likely result in the loss of the costs incurred.

Applicable regulations require the reporting of certain information regarding businesses acquired, including the filing of certified financial statements of such companies. Thus, if during the pendency of this registration statement, the Company determines that a material acquisition is probable, this document will be appropriately revised, including the addition of audited financial statements of the business to be acquired. Consequently, a target company that does not have, or cannot obtain, certified financial statements will not likely be considered by Management.

Shareholders of the Company are relying totally upon the business judgment of Management. Shareholders will not likely be consulted or provided any disclosure documentation in connection with any acquisition engaged in by the Company, unless required by state corporate law or the Federal securities laws. Although Management does not anticipate a sale of their Company shares in connection with an acquisition, in the event Management does enter into an agreement to do so, the remaining shareholders of the Company may not be afforded an equal opportunity to do so. As Management intends to offer a controlling interest in the Company, It is probable that a change of control will occur as a result of an acquisition engaged in by the Company. To the best knowledge of the Company, no shareholders are party to any lock-up agreement or understanding. There are no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs, and there are no agreements concerning the election of members of the Board of Directors.

It is not presently anticipated that the Company will acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest, however there is no agreement, policy, or understanding to prevent such a transaction. In the event of such a non-arm's length transaction, Management would seek an independent appraisal of the transaction. Notwithstanding the foregoing, there is the potential that a conflict of interest will arise between the Company and its management in which case Management's fiduciary duties may be compromised. Any remedy available under state corporate law would, in such an event, most likely be prohibitively expensive and time consuming.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.
Any potential target company must have financial statements which can be audited and prepared as required by Rule 310 of Regulation S-B and/or Regulation S-X.

A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations (this list is not exhaustive and a significant number of other states may also have such limitations):
Connecticut, Georgia, Oregon, Washington, and Florida.

COMPETITION

Inherent difficulties exist for any new company seeking to enter an established field. The Company will remain an insignificant participant among the firms which engage in mergers with and acquisitions of privately financed entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources, technical expertise and experience than the Company. The Company is also subject to competition from numerous other recently formed public and private entities with business objectives similar to those of the Company.

REGULATION

The Investment Company Act of 1940 ("Investment Act") defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. The Company does not intend to engage primarily in the activities of purchasing, trading or selling securities and intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Act. The Company could be expected to incur significant registration and compliance costs if required under the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act provides exclusions from its application for companies which are not primarily engaged in the business of investing, reinvesting or trading in "investment securities". Management intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company". Accordingly, Management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an "investment company".

The Company's plan of business may involve changes in its capital structure, management, control, and business, especially if it consummates its plan to acquire or merge with another entity. Each of these areas are regulated by the Investment Act, which regulations have the purported purpose of protecting purchasers of investment company securities. Since the Company will not register as an investment company, its shareholders will not be afforded these purported protections.

Even if the Company restricts its activities as described above, it is possible that it may be classified as an inadvertent investment company. This would be most likely to occur if significant delays are experienced in locating a business opportunity.

The Company intends to vigorously resist classification as an investment company and to take advantage of any exemptions or exceptions from application of the Investment Act, including an exception which allows an entity a one-time option during any three (3) year period to claim an exemption as a "transient" investment company. The necessity of asserting any such contention, or making any other claim of exemption, could be time consuming, costly or even prohibitive, given the Company's limited resources.

The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and state tax consequences to the Company and its shareholders, and to any target company and its shareholders. Under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), a statutory merger or consolidation is an exempt transaction and may be tax free to the companies and their shareholders if effected in accordance with state law. A tax free reorganization may require the Company to issue a substantial portion of its securities in exchange for the securities or assets of a target firm. Consequently, a tax free reorganization may result in substantial dilution of the ownership interests of the present shareholders of the Company. Even if a merger or consolidation is undertaken in accordance with the Code, there is no assurance that tax regulations will not change and result in the Company or its shareholders incurring a significant tax liability.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

EMPLOYEES

The Company presently has no employees other than its officers. Each of the officers has employment and/or other business associations elsewhere. None of the officers has allocated more than a minimal amount of time to the affairs of the Company.

FACILITIES

Since its inception, the Company has maintained its offices rent free at the office of its President, M. Richard Cutler, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660. Mr. Cutler has agreed that the Company may remain for at least one year or until consummation of a Business Combination, whichever shall first occur. The Company will utilize a minimal amount of space. There are no other preliminary agreements with respect to future offices or facilities, however, following the consummation of an acquisition, it is anticipated that the Company's offices will change to those of the target company.

YEAR 2000 COMPLIANCE

As the Company does not have any material assets nor any computer systems, it has not done an evaluation of its Year 2000 compliance. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problem. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant.

Management cannot anticipate the
impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Management believes that the Company has minimal cash requirements during the next 12 months. The Company does not anticipate any significant changes in the number of its employees, does not plan to engage in research and development and does not plan to purchase or sell plant or equipment.

The Company is a "blank check" or "public shell" company and as such expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private corporations, partnerships or sole proprietorships. Management believes that target companies will be limited to privately financed companies and expects to be precluded from other public companies.

Management intends to identify prospects through present associations such as its officers and directors, attorneys, and similar persons. The Company does not anticipate engaging the services of professional firms that specialize in business acquisitions and reorganizations. Nor does Management intend to hire independent consultants or advisors for merger related services. In the event that professional firms specializing in business acquisitions and reorganizations, consultants, or advisors are engaged, they may be paid, in addition to customary fees, a finder's fee for introductions resulting in a business combination or merger. The finder's fee may be up to ten percent (10%) of the value of the transaction, and may be payable in equity securities of the Company. It is not anticipated that finder's fees or other acquisition related compensation will be paid to Management or their affiliates. If incurred, there is currently a minimal amount of funds available to pay consulting or other service fees, and the proceeds of future financings or funds from the target company would be utilized.

Management expects to conduct a preliminary evaluation of target companies. Such preliminary evaluations are not expected to be an in-depth evaluation of the target company's operations. Nevertheless, this evaluation should provide a sufficient overview to eliminate many prospects from further consideration. Shareholders will not likely be consulted or provided any disclosure documentation in connection with any acquisition engaged in by the Company, unless required by state corporate law or the Federal securities laws.

The specific method or form by which a Business Combination may be structured cannot be determined at this time. It could involve a merger or consolidation; merger or consolidation of the acquired business into a subsidiary of the Company; an exchange of shares of stock, with or without payment in cash; or an acquisition of assets. Although Management does not anticipate a sale of their Company shares in connection with an acquisition, in the event Management does enter into an agreement to do so, the remaining shareholders of the Company may not be afforded an equal opportunity to do so. As Management intends to offer a controlling interest in the Company, It is probable that a change of control will occur as a result of an acquisition engaged in by the Company.

It is not presently anticipated that the Company will acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest, however there is no agreement, policy, or understanding to prevent such a transaction. In the event of such a non-arm's length transaction, Management would seek an independent appraisal of the transaction. Notwithstanding the foregoing, there is the potential that a conflict of interest will arise between the Company and its management in which case Management's fiduciary duties may be compromised. Any remedy available under state corporate law would, in such an event, most likely be prohibitively expensive and time consuming. There are no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs, and there are no agreements concerning the election of members of the Board of Directors.

A merger will likely be made through the exchange of the Company's stock which has been authorized but unissued (and perhaps the balance of the Company's assets) for stock of the target company. The Company has not established a specific minimum level of earnings or assets which a target company must satisfy. Moreover, Management may identify a target company which is generating losses or which has negative equity, which may have a material adverse effect on the price of the Company's common shares.

Negotiations with target company management can be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. The Company's shareholders will, in all likelihood, hold no more than a relatively small percentage of the common shares of the Company following any merger or acquisition. This percentage may be subject to even further reduction in the event the Company acquires a target company with substantial assets.
Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including purchasers in this Offering.

The exact terms and format of any acquisition will be determined by the Company's Management and, unless required by law, the Company's shareholders will not have the opportunity to vote on the acquisition. The Company may be required to file or maintain a registration statement to register any securities to be issued in connection with any acquisition.

There are no plans, proposals, arrangements or understandings with respect to the sale of additional securities to affiliates or others following the registered distribution but prior to the location of a business opportunity.

If the Company does not consummate a transaction after expenditure of time and funds in investigation and analysis of a business opportunity, the losses incurred may adversely affect the Company's ability to carry out its business objectives. It is also possible that the Company may expend all of its cash without ever successfully acquiring any business opportunity.

The Company is not currently a party to any loan agreements or understandings. It is not presently anticipated that the Company will become a party to any loan agreement or understanding as a result of a Business Combination. Following the consummation of a Business Combination, the Company may, in Management's discretion, enter into loan agreements or understandings in the course of funding its growth and/or operations.

Some target companies may not need additional capital but may desire to merge with the Company for purpose of establishing a public trading market for its shares. In such event, Management of the target company may desire to avoid the delays, expenses, and other perceived adverse consequences of undertaking a public offering. Such a merger, in all likelihood, would involve the exchange of the Company's stock, including the authorized but unissued stock with the outstanding shares of the target company.

As the Company does not have any material assets nor any computer systems, it has not done an evaluation of its Year 2000 compliance. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problem. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant. Management cannot anticipate the impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.
Any potential target company must have financial statements which can be audited and prepared as required by Rule 310 of Regulation S-B and/or Regulation S-X.

ITEM 3 - DESCRIPTION OF PROPERTY

Since its inception, the Company has maintained its offices rent free at the office of its President, M. Richard Cutler, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660. Mr. Cutler has agreed that the Company may remain for at least one year or until consummation of a Business
Combination, whichever shall first occur. The Company will utilize a minimal amount of space.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 22, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title                                                                       Percent of
of Class        Name and Address of Beneficial Owner      Common Stock      Outstanding

Common Stock    M. Richard Cutler                         790,000           79.0%
                610 Newport Center Drive
                Suite 800
                Newport Beach, CA 92660

Common Stock    Brian A. Lebrecht                         190,150           19.0%
                610 Newport Center Drive
                Suite 800
                Newport Beach, CA 92660

All Directors and Officers as a Group (2)                 980,150           98.0%

_____________________


Title                                                     Series A             Percent of
of Class         Name and Address of Beneficial Owner     Preferred Stock      Outstanding

Series A Pfd     Saalib Limited(1)                        5,000                100%
                 East Wing 2nd Level
                 Hadfield House
                 Library Street
                 Gibralter

_____________________

(1) No officer, director or principal shareholder of the Company, or their affiliates, are related to Saalib Limited.


The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the

Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                    Age      Positions

M. Richard Cutler       41       President, Chief Executive Officer,
                                 Secretary, Director (1994)

Brian A. Lebrecht       29       Vice President (1998)

M. RICHARD CUTLER, 41, is President, Chief Executive Officer, Secretary and a Director of the Company, and has been since its inception. Mr. Cutler founded the Law Offices of M. Richard Cutler in August 1996. Mr. Cutler has practiced in the general corporate and securities area since his graduation from law school. Mr. Cutler is a graduate of Brigham Young University (B.A., magna cum laude, 1981); and Columbia University School of Law (J.D.
1984). While at Columbia, Mr. Cutler was honored as a Harlan Fiske Stone Scholar, was Managing Editor of the Columbia Journal of Law and Social Problems, received a Recognition of Achievement with Honors in Foreign and International Law, Parker School of Foreign and Comparative Law and was honored for best senior writing for "United States v. Ross: A Solution to the Automobile Container Dilemma?" published in the Columbia Journal of Law & Social Problems in 1983. Mr. Cutler was admitted to the State Bar of Texas in 1984 and the State Bar of California in 1990. After law school, Mr. Cutler joined the national law firm of Jones, Day, Reavis & Pogue where he practiced in the corporate, securities and mergers and acquisitions departments. Mr. Cutler subsequently spent five years in the corporate and securities department of Akin, Gump, Strauss, Hauer & Feld, a Dallas law firm. Subsequently, Mr. Cutler was with the Los Angeles office of Kaye, Scholer, Fierman, Hayes & Handler, a New York based law firm, where he continued his general business and securities practice. In 1991, Mr. Cutler founded the law firm of Horwitz, Cutler & Beam, where he practiced corporate and securities law for five years. Mr. Cutler has been admitted to the U.S. Federal District Courts, Central and Northern Districts of California, as well as the U.S. Court of Appeals, Ninth Circuit. Mr. Cutler is the author of "Comparative Conflicts of Law: Effectiveness of Contractual Choice of Forum," published in the Texas International Law Journal in 1985.

Mr. Cutler also serves the Company as corporate and securities counsel and, as such, is expected to be paid legal fees from the proceeds of this Offering. See "Certain Transactions."

BRIAN A. LEBRECHT, 29, has been Vice President of the Company since September 1998. Mr. Lebrecht joined the Law Offices of M. Richard Cutler in December 1996, and assists clients primarily in the areas of corporate finance and mergers and acquisitions, including private placements, public and private offerings, Securities and Exchange Commission and Blue Sky compliance and reporting requirements, asset and stock purchases, and general corporate practice. His clientele includes emerging growth companies in the areas of health care, finance, clothing and apparel, Internet commerce, retail, gas and service stations, giftwares, manufacturers representatives, mail order, high-technology manufacturing, and a wide array of service industries. He is an adjunct professor of Business Law at the University of California, San Diego Extension, is active with the Service Corps of Retired Executives (SCORE) and the Greater San Diego Chamber of Commerce Small Business Development Center (SBDC), and is a licensed California Real Estate Broker. Mr. Lebrecht is a graduate of the University of San Diego with a Bachelors in Business Administration in 1991, and a J.D. and M.B.A. in 1995, and is licensed to practice law in the State of California and the United Stated District Court for the Southern District of California. Immediately prior to joining the Law Offices of M. Richard Cutler, Brian was the proprietor of The Law Offices of Brian A. Lebrecht in San Diego, California, focusing on business transactions, formations, and acquisitions as well as estate planning. His past experiences include a position in the legal department of the Federal Home Loan Mortgage Corporation (Freddie Mac) in Washington, D.C., a position within the General Counsel's office of a major Southern California construction supplier, and representation of consumer interests before the California State Contractors License Board and the California State Banking Department, culminating in published works in the California Regulatory Law Reporter.

As Management intends to offer a controlling interest in the Company, It is probable that a change of management control will occur as a result of an acquisition engaged in by the Company.

ITEM 6 - EXECUTIVE COMPENSATION

In 1994, M. Richard Cutler was issued 1,000,000 shares of common stock for services rendered. Otherwise, no remuneration has been paid to date to the officers or directors of the Company in connection with their capacities as such. The officers will be reimbursed for their expenses incurred on behalf of the Company.

The Company's President, M. Richard Cutler, also serves as corporate and securities counsel to the Company. Mr. Cutler was paid a legal fee of $10,000.00 for preparation and filing of this registration statement. Mr. Cutler was also paid a legal fee of $10,000.00 for the preparation and filing of the Company's prior private placement. See "Item 7 - Certain Relationships and Related Transactions." Mr. Cutler may also charge the Company fees for subsequent legal work performed. To the extent that additional filings, contracts, letters of intent and related legal work is performed by Mr. Cutler, he will be paid from other funds available to the Company. Any such fees will be on a basis commensurate with fees charged by Mr. Cutler to non-affiliated clients, at prevailing rates believed to be substantially lower than or similar to those charged by licensed attorneys for similar legal services. If incurred, there is currently a minimal amount of funds available to pay such fees, and the proceeds of future financings or funds from the target company would be utilized.

Since the officers and directors are also the current shareholders they may be expected to receive financial gain if a target company makes arrangements to acquire a sufficient amount of stock to obtain control of the Company. Since Management cannot now predict the form or structure of any possible Business Combination, investors should be aware that additional compensation with Management could be negotiated in connection with a Business Combination. These arrangements could include consulting agreements, membership on Boards or committees, legal services or other arrangements. Consequently, there can be no present prediction of all compensation that might ultimately be paid to Management.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                      Annual Compensation                              Long Term Compensation
                                                                       Awards          Payouts

                                                          Restricted    Securities
                                           Other Annual   Stock Awards  Underlying    LTIP      All Other
Name and Principal         Salary  Bonus   Compensation      ($)        Options SARs  Payouts   Compensation
Position            Year    ($)     ($)        ($)                                      ($)         ($)


M. Richard Cutler   1998    -0-     -0-        -0-           -0-           -0-          -0-         -0-


                    1997    -0-     -0-        -0-           -0-           -0-          -0-         -0-


                    1996    -0-     -0-        -0-           -0-           -0-          -0-         -0-


Brian A. Lebrecht   1998    -0-     -0-        -0-           -0-           -0-          -0-         -0-


                                OPTION/SAR GRANTS IN LAST FISCAL YEAR


                            NUMBER OF SECURITIES        PERCENT OF TOTAL
                            UNDERLYING OPTIONS/SAR'S    OPTIONS/SAR'S GRANTED TO
                            GRANTED (#)                 EMPLOYEES IN FISCAL YEAR    EXERCISE OF BASE PRICE
NAME                                                                                ($/SH)                      EXPIRATION DATE


M. Richard Cutler             -0-                         -0-                          N/A                          N/A
Brian A. Lebrecht             -0-                         -0-                          N/A                          N/A



ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was organized in Delaware on October 24, 1994, with officers, directors and founders subscribing for 1,000,000 shares at a par value of $0.0001 per share purchased in exchange for services, of which all shares were purchased by Management. Certain of these shares were subsequently transferred to other shareholders. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management." The Company currently occupies offices on a rent free basis at the office of the Company's President, M. Richard Cutler. Mr. Cutler is also the Company's director and a shareholder.

The Company has retained Mr. Cutler to serve as corporate and securities counsel. Mr. Cutler has been paid an attorney's fee of $10,000.00 for the preparation and filing of this registration statement. Mr. Cutler was also paid a legal fee of $10,000.00 for the preparation and filing of the Company's initial private placement referenced immediately below. Mr. Cutler may also charge for legal services rendered after the effective date of this Offering. Mr. Cutler's fees are believed to be typical of rates charged by independent counsel for similar legal services.

In January 1999 the Company completed a private placement of its securities, consisting of 5,000 Units, to a total of one accredited investor. Each Unit consisted of one (1) share of Series A Convertible Preferred Stock and ten
(10) warrants to purchase one (1) share of Common Stock at an exercise price of $5.00 per share. See "Item 8 - Description of Securities." The offering was completed in accordance with the requirements of Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and thus the securities issued are "restricted" in accordance with Rule 144. This offering resulted in gross proceeds to the Company of $30,000. No commissions were paid on the sale.

Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that Management time should be devoted to the business of the Company. Each of the Company's officers and directors are or may become involved in other personal and business ventures.

The officers, directors and founders are and may become, in their individual capacities, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential for conflicts of interest, including, among other things, time, effort, and corporate opportunity, involved in anticipation with such other business entities and transactions. Conflicts may arise if a target company or its principals seek to acquire some or all of the stock holdings of present Management.

M. Richard Cutler, attorney at law, has acted as corporate and securities counsel to the corporation. Mr. Cutler owns 790,000 shares of the Company and is an officer and director. Mr. Cutler will charge the Company his usual and customary rates for legal services rendered to the Company. Mr. Lebrecht owns 190,150 shares of the Company's common stock and works in the Law Offices of M. Richard Cutler.

If a prospective Business Combination candidate required the sale of some or all of the shareholdings of the officers and directors, the officers and
directors would be free to negotiate and effect such sales.   Consequently,
the Company's Management would receive pecuniary gain which may not be available to other shareholders.

The Company has no specified procedure for the resolution of current or potential conflicts of interest between the Company, its officers, and directors or affiliated entities. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may be able to bring a suit to enforce their rights or the Company's rights.

Management may be issued additional securities of the Company at the discretion of the Board of Directors in accordance with their fiduciary obligations under state corporate law.

BLANK CHECK ACTIVITIES

Management of the Company has not been involved as a promoter, director, or officer of any prior blank check entities, other than as legal securities counsel. In their role as securities counsel, members of Management may have been compensated with securities of such entities, however in no case have members of Management been a holder of more than five percent (5%) of the outstanding securities of any blank check entity.

Management of the Company is not currently involved as a promoter, director, or officer of any other blank check entities, other than as legal securities counsel. Notwithstanding the foregoing, there are no agreements, policies, or understandings between the Company and Management which prevents the involvement of any member of Management in future blank check entities. In the event of Management's future involvement, there would exist a potential conflict of interest by the applicable members of Management in seeking merger and/or acquisition candidates and/or assets.

ITEM 8 - DESCRIPTION OF SECURITIES

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. To the best knowledge of the Company, no shareholders are party to any lock-up agreement or understanding.

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of common stock, $0.0001 par value per share. The holders of each share of common stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Company's Board of Directors, (ii) are entitled to share in all assets of the Company available for distribution, (iii) do not have pre-emptive, subscription or conversion rights and (iv) are entitled to one non-cumulative vote at all shareholder meetings.

All shares of common stock now outstanding are fully paid for and non-assessable.

Stockholders have no cumulative voting rights, which means that Stockholders owning more than 50% of the outstanding stock can vote to elect all directors. Accordingly, the remaining Stockholders would not be able to elect any of the Company's directors.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

PREFERRED STOCK

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.0001. The Preferred Stock of the Company can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular.

The Board of Directors of the Company has established Series A Convertible Preferred Stock within the class of Preferred Stock.

Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has the following rights, preferences and limitations:

        (1) There are reserved for issuance 8,000 shares of Preferred Stock for issuance as shares of Series A Convertible Preferred Stock. There are currently issued and outstanding 5,000 shares of Series A Convertible Preferred Stock.

        (2) The shares of Series A Convertible Preferred Stock are entitled to a dividend in the amount of thirteen percent (13%) per annum, cumulating but not compounding, and payable quarterly thereafter in shares of Company Common Stock valued at Five Dollars ($5.00) per share. The Series A Convertible Preferred Stock shall not have any rights to assets or proceeds from sale of assets of the Company in the event of liquidation. The Series A Convertible Preferred Stock shall have no voting rights.

        (3) There are reserved for issuance 8,000 shares of Common Stock for issuance on conversion of issued and outstanding shares of Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock shall be convertible to newly issued shares of Common Stock on a one-for-one basis. The shares of Series A Convertible Preferred Stock would be adjusted ratably (i.e. non-dilution) with the Common Stock on any forward or reverse stock split.

        (4) Holders' Put Rights. In the event that the Company completes a round of financing or engages in a business combination transaction, whether through a private placement in accordance with Regulation D of the 1933 Act, through a registration statement filed with the Commission, whether on a Form SB-2 or otherwise, or whether through a statutory or other merger or other combination transaction, which results in gross proceeds to the Company or gross assets acquired by the Company of more than One Hundred Fifty Thousand Dollars ($150,000), the Holders of Series A Convertible Preferred Stock shall have the right, but not the obligation, to put all or a portion of the Series A Convertible Preferred Stock back onto the Company at a value of $10.00 per share. Management anticipates that this payment would result as a consequence of cash paid to the Company for shares of its capital stock in connection with a business acquisition.

WARRANTS

There are currently outstanding an aggregate of 50,000 Warrants issued to a single investor. Each Warrant entitles the holder thereof to purchase One share of Common Stock at a price of $5.00 per share. The Warrants are exercisable for a five (5) year period commencing upon the date of issuance.
 Upon expiration, the Warrants will terminate automatically, subject to certain rights of the Company to extend the warrant term. The exercise price and the number of shares issuable upon exercise of the warrants thereunder is NOT subject to adjustment upon certain events such as stock splits, reverse stock splits, stock dividends and similar transactions.

Subject to compliance with applicable securities laws, Warrant Certificates may be transferred or exchanged for new certificates of different denominations at the offices of the Company. The holders of Warrants, as such, are not entitled to vote, to receive dividends or to exercise any of the rights of shareholders for any purpose.

The Warrants may be exercised only upon surrender of the Warrant Certificate at the offices of the Company with the form of "Election to Purchase" completed and signed, accompanied by payment of the full exercise price for the number of Warrants being exercised.

NON-CUMULATIVE VOTING

The Articles of Incorporation and Bylaws of the Company specify that shareholders will not have the right to accumulate their shares for the purpose of electing directors of the Company. Consequently, all directors of the Company will be elected by the present majority shareholders.

COMMON STOCK DIVIDENDS

The Company does not presently anticipate that it will pay dividends on its Common Stock at any time in the foreseeable future. The payment of dividends will depend, among other things, upon the earnings, assets, general financial condition, and other factors. In the event that the Company successfully completes a merger or acquisition as contemplated hereunder, the Management of the acquired company will, in all likelihood, have sole and exclusive authority to determine whether Common Stock dividends will be paid thereafter.

The Company intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

TRANSFER AGENT

The transfer agent for the common stock is Oxford Transfer and Registrar Agency, Inc., 317 S.W. Alder, #1120, Portland, Oregon 97204.

                                   PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations (this list is not exhaustive and a significant number of other states may also have such limitations):
Connecticut, Georgia, Oregon, Washington, and Florida.

To the best knowledge of the Company, no shareholders are party to any lock-up agreement or understanding.

STOCKHOLDERS

As of February 22, 1999, the Company had 1,000,000 shares of Common Stock outstanding and held by 43 shareholders of record.

As of February 22, 1999, the Company had 5,000 shares of Preferred Stock outstanding and held by one shareholder of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

The Company will pay a dividend on the Series A Convertible Preferred Stock in the amount of thirteen percent (13%) per annum, cumulating but not compounding, and payable quarterly thereafter in shares of Company Common Stock valued at Five Dollars ($5.00) per share. See "Part I, Item 8 - Description of Securities."

ITEM 2 - LEGAL PROCEEDINGS

The Company is not presently, but may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective January 20, 1999, Mendoza, Berger & Co, LLP, Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this
Item 3 between the Company and its independent auditors since their date of engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

In November 1994 the Company issued 1,000,000 shares of its common stock to
M. Richard Cutler, an accredited investor, in exchange for services rendered. The issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

In January 1999 the Company completed a private placement of its securities, consisting of 5,000 Units, to Saalib Limited, an accredited investor. Each Unit consisted of one (1) share of Series A Convertible Preferred Stock and ten (10) warrants to purchase one (1) share of Common Stock at an exercise price of $5.00 per share. See "Item 8 - Description of Securities." The offering was completed in accordance with the requirements of Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and thus the securities issued are "restricted" in accordance with Rule 144. This offering resulted in gross proceeds to the Company of $30,000. No commissions were paid on the sale.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain a policy of Directors and Officers Liability Insurance.

                                   PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                   PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

    *3.1          Articles of Incorporation of the Company.

    *3.2          Bylaws of the Company.

    *3.3          Certificate of Designation of the Series A Convertible
                  Preferred Stock

    *4.2          Form of Warrant issued in the Company's Private Placement.

    *5            Opinion of The Law Offices of M. Richard Cutler

    23.1          Consent of Mendoza, Berger & Company, LLP,
                  Independent Certified Public Accountants.

    *23.2         Consent of The Law Offices of M. Richard Cutler
                  (included in their opinion filed as Exhibit 5 hereto).

______________
* Previously Provided

ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                                  SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Wellspring Investments, Inc.

                                 /s/    M. Richard Cutler

                                By:      M. Richard Cutler
                                Its:     President

                  WELLSPRING INVESTMENTS, INC.
                 (A DEVELOPMENT STAGE COMPANY)

                  Financial Statements as of
                   December 31, 1998 and the
                      Period from Inception
          (October 24, 1994) through December 31, 1998

                  WELLSPRING INVESTMENTS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
                       TABLE OF CONTENTS





Report of Independent Certified Public Accountants . . . . . . . . . . .F-2


Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-3


Statements of Loss . . . . . . . . . . . . . . . . . . . . . . . . . . .F-4


Statements of Changes in Stockholders' Deficit . . . . . . . . . . . . .F-5


Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . .F-6


Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .F-7

       Report of Independent Certified Public Accountants


The Board of Directors
Wellspring Investments, Inc.
Newport Beach, California

We have audited the accompanying balance sheet of Wellspring Investments, Inc. (a development stage company) as of December 31, 1998, and the related statements of loss, stockholders' deficit, and cash flows for the period from inception (October 24, 1994) through December 31, 1998 and for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellspring Investments, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (October 24, 1994) through December 31, 1998 and for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has been in the development stage since inception, has not generated operating revenues to date, and has incurred net losses since its inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mendoza Berger & Company, LLP

/s/ Mendoza Berger & Company

Laguna Hills, California
January 29, 1999

                  WELLSPRING INVESTMENTS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
                         BALANCE SHEET
                        DECEMBER 31, 1998


                             ASSETS


Deferred costs of stock issuance (Note 3)                  $        10,000

    Total assets                                           $        10,000



             LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities:
    Due to related party (Note 3)                          $          672
    Accrued liabilities (Notes 3 and 4)                    $       10,800

    Total current liabilities                                      11,472


Contingencies (Note 2)

Stockholders' deficit:
    Preferred stock:
       Series A Convertible Preferred Stock,
             $.0001 par value,
       5,000,000 shares authorized: no shares
             issued and outstanding (Notes 5 and 8)                   -
    Common stock, $.0001 par value, authorized:
       25,000,000 shares; shares issued and outstanding:
       1,000,000 shares (Note 3)                                     100
    Deficit accumulated during the development stage (Note 2)     (1,572)

    Total stockholders' deficit                                   (1,472)

                                                        $         10,000

The accompanying notes are an integral part of these financial statements
                             F-3

                  WELLSPRING INVESTMENTS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF LOSS
    FOR THE PERIOD FROM INCEPTION (OCTOBER 24, 1994) THROUGH
DECEMBER 31, 1998 AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                Cumulative
                                Amounts from          Year Ended December 31,
                                Date of Inception
                                to December 31,
                                    1998               1998          1997


Operating expenses:
   Taxes and licenses           $     640            $  265         $   75
   Officer compensation               100                 -              -

   Total operating expenses           740               265             75


Other expense:
   Interest expense                    32                 -              -

   Total other expense                 32                 -              -

Net loss before income taxes         (772)             (265)           (75)

Provision for income taxes (Note 4)  (800)             (800)             -

Net loss                        $  (1,572)      $    (1,065)     $     (75)

Net loss per share (Notes 1 and 8)              $     (.001)     $       -

Weighted average common shares outstanding         1,000,000     1,000,000



The accompanying notes are an integral part of these financial statements

                   WELLSPRING INVESTMENTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
          STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE PERIOD FROM INCEPTION
          (OCTOBER 24, 1994) THROUGH DECEMBER 31, 1998


                                                          SERIES A CONVERTIBLE         DEFICIT
                              COMMON STOCK                PREFERRED STOCK            ACCUMULATED
                                                                                      DURING THE
                                                                                     DEVELOPMENT
                              SHARES        AMOUNT        SHARES       AMOUNT           STAGE        TOTAL

Issuance of Common Stock
as compensation for services
to stockholder/director
($.0001 per share)(Note 3)    1,000,000     $  100            -        $    -        $     -         $   100

Net loss for the period from
date of inception (October
24, 1994) to                       -            -             -             -            (216)          (216)
December 31, 1994

Balance at December 31, 1994  1,000,000        100            -             -            (216)          (116)

Net loss for the year              -            -             -             -            (111)          (111)

Balance at December 31, 1995  1,000,000        100            -             -            (327)          (227)

Net loss for the year              -            -             -             -            (105)          (105)

Balance at December 31, 1996  1,000,000        100            -             -            (432)          (332)

Net loss for the year              -            -             -             -             (75)           (75)

Balance at December 31, 1997  1,000,000        100            -             -            (507)          (407)

Net loss for the year              -            -             -             -          (1,065)        (1,065)

Balance at December 31, 1998  1,000,000        100            -             -          (1,572)        (1,472)


The accompanying footnotes are an integral part of these financial statements

                   WELLSPRING INVESTMENTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENTS OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (OCTOBER 24, 1994) THROUGH
   DECEMBER 31, 1998 AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                            Cumulative Amounts
                                              From Date of               Year Ended December 31,
                                              Inception to
                                            December 31, 1998               1998          1997

Cash flows from operating activities:

   Net loss                                 $       (1,572)            $   (1,065)     $   (75)

   Adjustments to reconcile net loss to
    net cash used in operating activities:

    Issuance of common stock as compensation
     for services to stockholder/director              100                     -            -

   Changes in assets and liabilities:

    Increase in deferred costs of stock issuance   (10,000)               (10,000)          -
    Advances from related party                        672                    265           75
    Increases in accrued liabilities                10,800                 10,800           -

   Net cash used in operating activities                 -                     -            -

Net increase (decrease) in cash                          -                     -            -
Cash, beginning of period                                -                     -            -

Cash, end of period                                      -                     -            -


            SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                  Cumulative Amounts
                                                    From date of            Year Ended December 31,
                                                    Inception to
                                                  December 31, 1998           1998         1997

Cash paid for interest                            $          32             $     -      $    -

Common stock issued as compensation for
 services to stockholder/director                 $         100             $     -      $    -




The accompanying notes are an integral part of these financial statements

                   WELLSPRING INVESTMENTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS

1.   COMPANY HISTORY AND SUMMARY OF ACCOUNTING POLICIES

     Wellspring Investments, Inc. (the Company), is a developmental stage enterprise incorporated on October 24, 1994 under the laws of the State of Delaware. The Company intends to seek acquisitions or other business endeavors. The Company has had no operations to date and its activities have been limited to organizational efforts related to obtaining initial financing. The Company intends to purchase, merge with or acquire securities or assets held by target entities via an exchange of the targeted company's securities or assets for the Company's cash, securities and/or assets. The Company has not negotiated with or identified a prospective acquisition candidate and has not targeted any particular business or industry within which it will seek acquisitions.

     Net Loss Per Share

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires presentation on the face of the income statement of both basic and diluted earnings per share. Basic and diluted earnings per share have replaced the previously presented primary and fully diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. There were no diluted earnings per share during the periods presented. The computation of basic earnings per share is presented on the face of the Statements of Loss.

     Income Taxes

     Income taxes are provided based on the liability method of accounting
     pursuant to SFAS No. 109, "Accounting for Income Taxes."   Under this
     approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.

     Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   DEVELOPMENT STAGE OPERATIONS

     The Company has been in the development stage since its inception, October 24, 1994, and has had no operations to date and its activities have been limited to organizational efforts related to obtaining initial financing. The Company intends to seek acquisitions or other business endeavors, as more fully discussed in Note 1.

     The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The
     Company has suffered recurring losses from operations since its inception; has not begun operations and has not recorded any revenues, and continues to rely on its capital raising efforts or loans from affiliates to fund continuing operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that may be necessary if the Company is unable to continue as a going concern.

     The Company's continuation is contingent upon the acquisitions it intends to make and achieving profitable operations. Such operations will also require management to secure additional financing for the Company in the form of debt or equity, which management plans to partially satisfy through the issuance of shares of its capital stock. Management's plans with regard to these matters are as follows:

          The Company has not engaged in preliminary efforts to identify possible merger or acquisition candidates and has no market studies available to it. The Company has no business opportunities under contemplation for acquisitions. The Company expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private corporations, partnerships or sole proprietorships. Management believes that target companies will be limited to privately financed companies and expects to be precluded from other public companies. The specific method or form by which a business combination may be structured cannot be determined at this time. It could involve a merger or consolidation; merger or consolidation of the acquired business into a subsidiary of the Company; an exchange of shares of stock, with or without payment in cash; or an acquisition of assets. The Company's plan to merge with or acquire another business or concern would likely result in the Company issuing securities, including authorized and unissued common stock, to shareholders or owners of that concern.

3.   RELATED PARTY TRANSACTIONS

     During the period from inception to December 31, 1998, the Company had the following transactions with related parties:

     The Company currently occupies an office on a rent free basis at the office of the Company's President, M. Richard Cutler. Mr. Cutler is also the Company's sole director, a majority shareholder and the Company's legal counsel.

     On November 11, 1994, the Company issued 1,000,000 shares of its common stock to Mr. Cutler in exchange for services rendered. The value of the common stock issued was determined to be its total par value of $100.
     On September 12, 1997, 210,000 of Mr. Cutler's shares were transferred to other individuals in private transactions.

     The Company has retained Mr. Cutler's law firm, The Law Offices of
     M. Richard Cutler, to serve as the Company's corporate and securities counsel. Mr. Cutler will charge the Company his usual and customary rates for legal services rendered to the Company. During fiscal 1998, Mr. Cutler prepared the Company's private placement offering and was paid an attorneys fee of $10,000 in January 1999 from the Company's private placement proceeds. This amount was accrued, outstanding and deferred as costs related to the stock issuance as of December 31, 1998. Additionally, Mr. Cutler has advanced funds totaling $672 to pay for various filing fees and taxes.

     Mr. Cutler has also been engaged to prepare and file a Form 10-SB Registration Statement for which he will also be paid a legal fee of $10,000 plus expenses, from the proceeds of the private placement offering. Refer to Note 5.

     Mr. Lebrecht, the Company's Vice President, owns 190,150 shares of the Company's common stock and is also employed by The Law Offices of
     M. Richard Cutler.

     4.   INCOME TAXES

     The income tax provision for the year ended December 31, 1998 and 1997 consists of the following:

                       December 31, 1998            December 31, 1997

Current:
   Federal             $             -              $            -
   State                           800                           -
                              __________                  _________
                                   800                           -

Deferred:
   Federal                        (160)                        (11)
   State                           (23)                         (7)
   Less:  valuation allowance      183                          18
                              __________                  _________
                                     -                           -
                              __________                  _________
                        $          800              $            -

     Deferred income tax assets were comprised of the following:

                              December 31, 1998        December 31, 1997

Deferred income tax assets:
  Net operating loss
  carryforwards               $         305            $           122

Less:  valuation allowance             (305)                      (122)

Net deferred income tax assets $          -            $            -


     Since inception the Company has reported losses for income tax and financial reporting purposes. Accordingly, no provision for Federal income tax was provided and State income tax was provided at the statutory minimum required by state law. A 100% valuation allowance was provided at December 31, 1998 and 1997 since management could not determine that it was more likely than not that the net deferred tax asset would be realized and it was determined that the amounts were immaterial.

     The Company has available at December 31, 1998 unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:


Expires During Year                     Expires During Year
Ended December 31,        Federal       Ended December 31,     State


2014                     $    217         2009                 $  109
2015                          110         2010                     55
2016                          105         2011                     53
2017                           75         2012                     38
2018                        1,065         2013                    533
                        __________                            _________
                         $  1,572                              $  788

     5.   PRIVATE PLACEMENT

     On September 8, 1998, the Board of Directors approved a private placement offering of units, totaling $30,000. The offering price is $6.00 per unit, 1,000 units ($6,000) minimum investment. The private placement offering consists of 5,000 units, each consisting of one share of Series A Convertible Preferred Stock and ten common stock purchase warrants. These units were issued on January 6, 1999, refer to Note 8.

6.   PREFERRED STOCK

       In 1994, the Company authorized 5,000,000 shares of preferred stock, par value $.0001 per share. As of December 31, 1998, the Company had not issued any shares of its preferred stock.

            Series A Convertible Preferred Stock

            1. There are reserved for issuance 8,000 shares of Preferred Stock for issuance as shares of Series A Convertible Preferred Stock.

            2. The shares of Series A Convertible Preferred Stock entitle the holder to a dividend in the amount of thirteen percent (13%) per annum, cumulating but not compounding, and payable quarterly in shares of Company's common stock valued at five dollars ($5.00) per share. The Series A Convertible Preferred Stock shall not have any rights to assets or proceeds from sale of assets of the Company in the event
                 of liquidation.   The Series A Convertible Preferred Stock has
                 no voting rights.

            3. The shares of Series A Convertible Preferred Stock shall be convertible, at the option of its holder at anytime, into newly issued shares of common stock on a one-for-one basis. The shares of Series A Convertible Preferred Stock would be adjusted ratably with the common stock on any forward or reverse stock split.

            4. Holders' Put Rights. In the event that the Company completes a round of financing or engages in a business combination transaction, whether through a private placement in accordance with Regulation D of the 1933 Act, through a registration statement filed with the Commission, whether on a Form SB-2 or otherwise, or whether through a statutory or other merger or other combination transaction, which results in gross proceeds to the Company or gross assets acquired by the Company of more than $150,000, the holder of Series A Convertible Preferred Stock shall have the right, but not the obligation, to put all or a portion of the Series A Convertible Preferred Stock back into the Company at a value of $10 per share. Management anticipates that this payment would result as a consequence of cash paid to the Company for shares of its capital stock in connection with a business acquisition.

            As of  December 31, 1998, no shares of Series A Convertible
            Preferred Stock were issued and outstanding.   Refer to Note 8
            for subsequent issuance of the Series  A Convertible
            Preferred Stock.

7.   WARRANTS

     In connection with the private placement, discussed in Note 5, of 5,000 shares of Series A Preferred Stock exercisable at $5.00 per share, the Company also offered 10 common stock purchase warrants, each convertible into one share of common stock for every share of Series A Preferred Stock, or 50,000 warrants. The warrants are exercisable for a five (5) year period commencing on the date of issuance. As of December 31, 1998, no warrants were issued and outstanding. Refer to Note 8 for subsequent issuance of warrants.

8.   SUBSEQUENT EVENT

    The following transactions occurred after December 31, 1998, which, had they taken place during fiscal 1998, would have changed the number of shares used in the computation of earnings per share.

    On January 6, 1999, the Company completed the private placement which consisted of the following:

         The Company issued 5,000 shares of Series A Convertible Preferred
         Stock.

         The Company issued 50,000 warrants which entitle the holders to purchase one share of common stock at $5.00 per share.

    The offering was completed in accordance with the requirements of Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and thus the securities issued are "restricted" in accordance with Rule
    144. The private placement raised a total of $30,000 from a single unaffiliated investor. As of the date of the report, the proceeds from the offering were used to pay the following expenses:

         Payments to the Law Offices of M. Richard Cutler:
             Private placement offering (Note 3)               $   10,000
             Form 10-SB Regulation Registration Statement          10,000
             Reimbursement of fees and expenses                     2,564
                                                                __________
                                                                   22,564
         Accounting Fees                                            4,000
         Deposit to Transfer Agent                                    500
                                                                __________
                                                               $   27,064